UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

TB Wood’s Corporation
(Name of Subject Company)
TB Wood’s Corporation
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Classes of Securities)

872226105
(CUSIP Number of Classes of Securities)

Joseph C. Horvath
Chief Financial Officer
TB Wood’s Corporation
440 North Fifth Avenue
Chambersburg, Pennsylvania 17201
(717) 264-7161
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)

Copy to:

David E. Schulman, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.  The name of the subject company is TB Wood’s Corporation, a Delaware corporation (“TB Wood’s” or the “Company”). The principal executive offices of TB Wood’s are located at 440 North Fifth Avenue, Chambersburg, Pennsylvania 17201, and the Company’s telephone number is (717) 264-7161.

(b) Securities.  This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, the “Schedule 14D-9”) relates to the common stock, par value $0.01 per share, of TB Wood’s (the “Common Stock”). As of the close of business on February 15, 2007, there were 3,767,128 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, address and telephone number of TB Wood’s, which is filing this Schedule 14D-9, is set forth in Item 1(a) above.

(b) Tender Offer.  This Schedule 14D-9 relates to a tender offer by Forest Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Altra Holdings, Inc., a Delaware corporation (“Altra”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a purchase price of $24.80 per share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 17, 2007 (the “Merger Agreement”), by and among Altra, Purchaser and TB Wood’s. The Merger Agreement provides, among other things, that, following consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into TB Wood’s (the “Merger”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Common Stock held by Purchaser or Parent and shareholders, if any, who exercise their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), TB Wood’s will become a wholly owned subsidiary of Altra. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated by reference herein.

As set forth in the Schedule TO, the address of the principal executive office of Altra and Purchaser is 14 Hayward Street, Quincy, Massachusetts 02171, and the telephone number is (617) 328-3300.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between TB Wood’s or its affiliates and (i) its executive officers, directors or affiliates or (ii) Altra, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to TB Wood’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the “TB Wood’s Board”) after the close of the Offer (the “Acceptance Time”).

(a) Arrangements with Current Executive Officers and Directors of the Company.

Director and Officer Exculpation, Indemnification and Insurance

As permitted under Section 145 of the DGCL, TB Wood’s has included in its restated certificate of incorporation (the “Charter”), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent under applicable law. In addition, the amended and restated bylaws of the Company (the “Bylaws”) provide that TB Wood’s is required to indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law. TB Wood’s also is required to advance fees and expenses to any person who was or is a party to litigation, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, arising from his or her services as a director or other officer of TB Wood’s.

TB Wood’s has entered into indemnification agreements with each of its directors and Joseph C. Horvath that require the Company to indemnify and hold harmless such individuals to the fullest extent authorized or permitted by the provisions of the Bylaws and the DGCL. The form of the indemnification agreement is filed as Exhibit (e)(2) hereto, which is incorporated by reference herein.

Pursuant to the Merger Agreement, for a period of six years following the Effective Time, Altra has agreed to maintain in effect any and all exculpation, indemnification and provisions for the advancement of expenses in the Company’s Charter and Bylaws as in effect as of the date of the Merger Agreement. In addition, the Merger Agreement provides that, for a period of six years following the Effective Time, Altra will cause the surviving corporation in the Merger to honor the obligations of the Company to exculpate, indemnify, hold harmless or advance expenses under the indemnification agreements in effect as of the date of the Merger Agreement between the Company and any of its directors and officers.

The Merger Agreement further provides that, for a period of six years after the Effective Time, the surviving corporation will maintain a fully pre-paid six-year “tail” policy to the Company’s directors’ and officers’ liability insurance in effect as of the date of the Merger Agreement with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time. This tail policy must contain the same coverage and terms and conditions that are equivalent to those in the current policies. The surviving corporation, however, will not be obligated to expend per year of coverage more than 300% of the amount currently expended by TB Wood’s per year of coverage in effect as of the date of the Merger Agreement.

Change in Control Agreements

On February 16, 2007, the Compensation Committee approved change in control agreements for certain executive officers. These are “double trigger” agreements pursuant to which a designated executive will be paid a lump sum payment if there is (1) a change in control of TB Wood’s and (2) termination of the designated executive’s employment, either involuntarily without cause or voluntarily for “good cause” within two years of the change in control. A designated executive would have good cause to terminate employment if the terms and conditions of employment were to adversely change (e.g. job responsibilities, title, reporting relationship, compensation or forced relocation). Under these agreements, the form of which is attached as Exhibit (e)(3) hereto and incorporated by reference herein, the named executive officers of TB Wood’s are entitled to the following: William T. Fejes, Jr. is entitled to receive $759,500; Joseph C. Horvath is entitled to receive $310,411; Anthony A. Chien is entitled to receive $331,847; Harold L. Coder III is entitled to receive $257,985; and Anthony J. Metz is entitled to receive $200,308.

Transaction Bonus Plan Agreements

On February 16, 2007, the Compensation Committee also approved transaction bonus plan letter agreements for the Chief Executive Officer and Chief Financial Officer to encourage such officers to remain with TB Wood’s and to continue to provide leadership until the Merger is completed. Under these agreements, William T. Fejes, Jr. and Joseph C. Horvath will receive $300,000 and $150,000, respectively, upon closing of the Merger. These agreements are attached as Exhibits (e)(4) and (e)(5) hereto and are incorporated by reference herein.

Acceleration of Options

Pursuant to the Merger Agreement, all of the outstanding and unexercised options to purchase shares of Common Stock granted under any employee company benefit plan (an “Option”) that are outstanding immediately prior to the Effective Time will, at the Effective Time, become fully vested and be converted into the right to receive a cash payment per option equal to the excess of the Offer Price over the exercise price for such option. These amounts will be paid within three business days of the Effective Time.

Employee Matters

The Merger Agreement provides that, from and after the Effective Time, Altra will honor all benefit plans and compensation arrangements and agreements in accordance with their terms as in effect immediately prior to the Effective Time for those employees who continue their employment with the surviving company, provided that Parent may amend or terminate such plans in accordance with their terms. Subject to certain exceptions, continuing employees will be given credit under Altra’s plans, programs and arrangements for all years of service with TB Wood’s prior to the Effective Time for purposes of eligibility and vesting in respect of such plans, programs and arrangements. In addition, for a period of one year after the Effective Time, Altra will provide to each employee of the Company at the Effective Time (other than employees covered by collective bargaining agreements) at least the same compensation, excluding equity compensation, provided to such employees immediately before the Effective Time.

Support Agreement

Mr. Thomas C. Foley, the largest stockholder of TB Wood’s, has entered into a support agreement (the “Support Agreement”), dated February 17, 2006, in which he has agreed to tender 1.6 million shares in the Offer, representing approximately 42.5% of the shares of TB Wood’s issued and outstanding as of February 15, 2007. The obligations under the Support Agreement terminate upon a termination of the Merger Agreement and the payment by TB Wood’s, in certain circumstances, of a termination fee. The Support Agreement is attached as Exhibit (e)(6) hereto and is incorporated by reference herein.

(b) Arrangements with Altra and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement includes customary representations, warranties and covenants of TB Wood’s, Altra and Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among TB Wood’s, Altra and Purchaser and may be subject to important qualifications and limitations agreed to by such parties in connection with negotiating the Merger Agreement. Moreover, some of those representations, warranties and covenants may not be accurate or complete as of any specified date, may be subject to different contractual standards of materiality or may have been used for the purpose of allocating risk among TB Wood’s Altra and Purchaser rather than establishing matters as facts.

Confidentiality Agreement

On November 6, 2006, TB Wood’s and Genstar Capital LLC, the prior majority shareholder of Altra (“Genstar”), entered into a confidentiality agreement (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Genstar has agreed that, subject to certain limited exceptions, any information of a confidential or proprietary nature regarding TB Wood’s furnished to it, its affiliates and their respective representatives by or on behalf of TB Wood’s may be used solely in connection with considering, evaluating, negotiating and financing a possible transaction. Such information may be disclosed to a third party only under the limited circumstances provided in the Confidentiality Agreement.

Genstar also agreed that, subject to certain limited exceptions, neither it nor its affiliates will solicit certain employees of TB Wood’s to leave their employment with TB Wood’s or to otherwise knowingly interfere with the employment relationship between TB Wood’s and any such employees until November 6, 2008. The Confidentiality Agreement also prohibits Genstar and its representatives from, directly or indirectly, acquiring or seeking to acquire beneficial ownership of any of the securities or assets of TB Wood’s or to take certain other actions to influence in any manner the management or policies or affairs of the Company until November 6, 2008. These restrictions terminated upon execution and delivery of the Merger Agreement.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

The TB Wood’s Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company’s shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and (iii) resolved to recommend that the Company’s shareholders accept the Offer, tender their Common Stock pursuant to the Offer and, if required under Delaware law, approve the Merger Agreement in accordance with the applicable provisions of Delaware law.

A copy of the letter to the Company’s shareholders communicating the TB Wood’s Board recommendation is filed as Exhibit (a)(2) hereto and is incorporated by reference herein.

(b) Background and Reasons for the Recommendation.

On September 8, 2006, the Company engaged Sagent Advisors Inc. (“Sagent Advisors”) as its financial advisor to explore a possible sale of the Company. The TB Wood’s Board requested that Sagent contact a select group of companies located in the United Sates and abroad to ascertain possible interest in an acquisition of the Company. On September 13, 2006, Sagent and the TB Wood’s Board conducted an organizational meeting to discuss the possible sale of the Company. Together, they identified 60 potential acquirors, of which 23 were strategic buyers and 37 were financial buyers, based on their business portfolios, transaction histories and their known acquisition interests, financial considerations and their familiarity with the Company. Throughout this process, the Company was also advised by Dechert LLP (“Dechert”), as outside counsel.

On October 20, 2006, Sagent Advisors began marketing efforts, including initiating calls to a number of the potential acquirors described above. Sagent Advisors distributed initial marketing materials to 51 potential acquirors. Shortly thereafter, the Company began to enter into confidentiality agreements with interested parties. Out of this group of 51 potential acquirors, Sagent Advisors provided 38 interested parties with copies of the Company’s Confidential Information Memorandum. The Memorandum included information on the Company’s history, operations and projections for future results.

On October 26, 2006, Sagent Advisors met with the TB Wood’s Board to discuss generally the sale process, including discussions regarding timing of a possible sale of the Company, a description of the potential acquirors, both financial and strategic, and a preliminary valuation analysis of the Company.

As of November 21, 2006, the deadline for submission of initial indications of interest, the Company had received three initial indications of interest. Altra, another strategic party (“Party S”) and a financial party (“Party F”) each provided formal written initial indications of interest. The enterprise value represented by these three initial, first-round proposals ranged from $95 million to $115 million. Subsequently, two additional parties expressed an interest in the Company, but did not make formal indications.

On November 27, 2006, Sagent Advisors held a conference call with the TB Wood’s Board to review the initial indications of interest. They reviewed the valuations provided by each potential acquiror and discussed possible reasons why initial indications were not provided by other parties. On December 4, 2006, at the request of the TB Wood’s Board, Sagent Advisors discussed additional financial analyses and possible alternatives to the sale of the Company.

Beginning the week of December 11, 2006, the Company began to conduct management presentations for the remaining bidders. Altra, Party S and Party F each attended individual presentations. Thereafter, the bidders were provided with access to certain information concerning the Company for purposes of conducting due diligence.

On January 22, 2007, Sagent provided Altra, Party S and Party F with the form of proposed Merger Agreement and informed the remaining bidders that the Company’s advisors were available to discuss the proposed merger agreement prior to the bid deadline. The proposed Merger Agreement contemplated that the successful bidder would commence a two-step transaction with a tender offer to acquire all of the Company’s Common Stock, followed by a merger. The proposed Merger Agreement further provided that the TB Wood’s Board could terminate the merger agreement in the event that it received an unsolicited superior proposal upon payment by the Company of a termination fee.

Thereafter, Altra, Party S and Party F continued their due diligence of the Company and had a number of conversations with representatives of the Company and its advisors.

Following completion of both documentary and management due diligence, on February 2, 2007, Altra, Party S and Party F submitted formal proposals to acquire the Company, as well as comments on the proposed Merger Agreement.

On February 6, 2007, Sagent Advisors provided representatives of the TB Wood’s Board and senior management with a summary of the terms of the three acquisition proposals and reviewed such terms with the TB Wood’s Board. The enterprise value represented by these three proposals ranged from $106.7 million to $115.7 million.

On February 8, 2007, the TB Wood’s Board authorized its advisors to seek to finalize the negotiations with Altra, based on a number of factors, including Altra’s superior price, with the goal of signing definitive transaction agreements during the following week. On February 9, 2007, the parties agreed on a price of $24.80 per share. Sagent Advisors subsequently informed Party S and Party F that the Company had decided to seek to finalize negotiations with another bidder.

From February 9, 2007 through the signing of the Merger Agreement, attorneys from Dechert and Weil, Gotshal & Manges LLP, counsel to Altra and Purchaser, negotiated the terms of the Merger Agreement and other transaction documents. During this period, Altra also arranged for financing of its obligations pursuant to the Merger Agreement and the transactions contemplated thereby.

At a special meeting of the TB Wood’s Board on February 16, 2007, the Company’s advisors made a presentation to the TB Wood’s Board regarding the key terms of the proposed merger agreement and ancillary agreements. At this meeting, Sagent Advisors presented to the TB Wood’s Board its oral opinion, confirmed in writing on February 17, 2007, as to the fairness, from a financial point of view as of the date of the opinion (and subject to the factors, assumptions, matters, procedures, qualifications and limitations set forth therein), of the $24.80 per share in cash to be received by holders of the Common Stock pursuant to the Merger Agreement. The full text of the written opinion of Sagent Advisors, dated February 17, 2007, is attached as Annex II to this statement.

After considering the proposed terms of the Merger Agreement and other transaction documents, and the various presentations, as well as the resolutions to be adopted by the TB Wood’s Board in connection with the transaction, the TB Wood’s Board then approved the Merger Agreement and ancillary agreements. Thereafter, the Company, Altra and the various parties to the ancillary agreements executed the transaction agreements.

On February 19, 2007, the Company and Altra issued a joint press release announcing the execution of the Merger Agreement and related transactions.

In reaching its decision to approve the Merger Agreement and resolving to recommend that holders of Common Stock accept the Offer, tender their Common Stock pursuant to the Offer and, if required under Delaware law, approve the Merger Agreement, the TB Wood’s Board consulted with its senior management, legal counsel and financial advisor and considered a number of material factors, including the following:

•	The $24.80 per share price to be paid in cash for each share of Common Stock represents a 45.9% premium over the closing price on February 16, 2007, the last trading day before the signing of the Merger Agreement was announced.

•	The Offer Price is to be paid solely in cash, which, although taxable, will enable holders of Common Stock to realize immediately the fair value of their investment and further provides certainty of value and liquidity to investors.

•	Other strategic alternatives reasonably available to the Company, including continuing to operate on a stand-alone basis or seeking to grow through acquisitions, and the benefits and risks associated with such alternatives as compared to the Offer and the Merger. In assessing the potential value of remaining independent, the TB Wood’s Board considered and discussed, among other things, the financial condition, results of operation, management, expertise, competitive position, business and prospects of the Company as well as current economic, industry and market conditions, including the trend towards consolidation in the power transmission industry.

•	The opinion of Sagent Advisors provided to the TB Wood’s Board as to the fairness, from a financial point of view as of the date of the opinion (and subject to the factors, assumptions, matters, procedures, qualifications and limitations set forth therein), of the $24.80 per share in cash to be received by holders of Common Stock pursuant to the Merger Agreement. The full text of Sagent’s opinion is attached as Annex II to this Schedule 14D-9 and is incorporated by reference herein. Holders of Common Stock are encouraged to read the Sagent Advisors opinion in its entirety.

•	The experience, reputation and financial capabilities of Altra and its largest shareholder, Genstar.

•	The ability of the TB Wood’s Board to respond to an unsolicited “superior proposal”, as defined in the Merger Agreement, in the exercise of its fiduciary duties.

•	The active solicitation of potential bidders for TB Wood’s and the competitive bidding process, from which three final bids were received, and the arm’s length negotiations resulting in the Merger Agreement.

•	The lack of any financing contingency in the Merger Agreement.

•	The execution of the Support Agreement, through which Thomas C. Foley has agreed to tender 1.6 million shares of Common Stock, or approximately 42.5% of the issued and outstanding Common Stock as of February 15, 2007, in the Offer.

•	The likelihood and anticipated time of completion of the Offer and the Merger.

In the course of its deliberations, the TB Wood’s Board also considered a variety of material risks and other countervailing factors, including:

•	The Merger Agreement precludes the Company from actively soliciting alternative proposals.

•	The restrictions imposed by the Merger Agreement on the ability of the Company to operate its business until completion of the Merger may delay or prevent pursuit of business opportunities that may arise or otherwise preclude advisable actions.

•	The Company is obligated to pay Altra a termination fee of $4.5 million if the Merger Agreement is terminated under certain circumstances, which, in addition to being costly, potentially could discourage other potential acquirers from making an acquisition proposal.

•	The Offer Price is fixed at $24.80 per share of Common Stock, even if the Company’s business prospects improve between the execution of the Merger Agreement and the Effective Time.

•	Proceeds to holders of Common Stock will be taxable.

•	The Company’s operations and staffing may be disrupted as preparations are made for closing of the Merger.

•	The existence of potential conflicts of interest between the Company’s executive officers and directors, on the one hand, and holders of Common Stock, on the other.

•	The risks and costs to TB Wood’s if the Offer and the Merger do not close, including employee attrition.

•	The fact that the Company will cease to exist as an independent, publicly traded company.

The TB Wood’s Board unanimously approved the Merger Agreement and related transactions following consideration of the various factors described above as well as other factors the individual members of the TB Wood’s Board deemed relevant or appropriate. No particular consideration was dispositive, and the TB Wood’s Board did not deem it practical, and did not attempt, to quantify, rank or assign relative weights to the factors considered in reaching its decision. Rather, the TB Wood’s Board has based its recommendation on the totality of information available to it, its independent investigations and discussions with its legal counsel and financial advisor.

(c) Intent to Tender.

Mr. Thomas C. Foley, the largest stockholder of TB Wood’s, has entered into a support agreement (the “Support Agreement”), dated February 17, 2006, in which he has agreed to tender 1.6 million shares in the Offer, representing approximately 42.4% of the shares of TB Wood’s currently issued and outstanding. The obligations under the Support Agreement terminate upon a termination of the Merger Agreement and the payment by TB Wood’s, in certain circumstances, of a termination fee.

To the knowledge of TB Wood’s after reasonable inquiry, the executive officers, directors and affiliates of TB Wood’s (other than Thomas C. Foley who is party to the aforementioned Support Agreement) currently intend to tender or cause to be tendered all Common Stock owned directly by them pursuant to the Offer. The foregoing does not include any Common Stock over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to the instructions of a third-party with respect to the offer.

(e) Opinion of Financial Advisor.

On February 16, 2007, Sagent Advisors delivered its oral opinion to the TB Wood’s Board, which opinion was subsequently confirmed by delivery of a written opinion dated February 17, 2007 to the effect that, as of such date, and based upon and subject to various assumptions made, matters considered and limitations described in the opinion, the consideration of $24.80 per share to be paid in the Offer and the Merger for each share of Common Stock, was fair, from a financial point of view, to holders of Common Stock.

The full text of Sagent Advisors’ written opinion describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Sagent Advisors. Sagent Advisors’ opinion is attached as Annex II to this Schedule 14D-9. Sagent Advisors’ opinion is directed only to the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be paid to such holders in the Offer and the Merger and does not address the fairness of any other aspect of the Offer or the Merger. The opinion also does not address TB Wood’s’ underlying business decision to enter into the Merger Agreement. The opinion does not constitute a recommendation to any holder of Common Stock as to how such stockholder should vote on the proposed merger or whether to tender shares in the Offer, nor did it constitute a recommendation to the TB Wood’s Board to proceed with the Offer and the Merger. Holders of Common Stock are encouraged to read Sagent Advisors’ opinion carefully in its entirety.

In arriving at its opinion, Sagent Advisors:

•	reviewed a draft of the Merger Agreement;

•	reviewed financial and other information that was publicly available or furnished to it by TB Wood’s;

•	reviewed financial projections of TB Wood’s for the period beginning January 1, 2007 and ending December 31, 2011 prepared by the management of TB Wood’s;

•	met with management of TB Wood’s to review and discuss such information and the business, operations and future prospects for TB Wood’s;

•	compared certain financial and securities data of TB Wood’s with various other companies whose securities are traded in public markets;

•	reviewed prices paid in certain other business combinations; and

•	conducted such other financial studies, analyses and investigations as Sagent Advisors considered appropriate.

In its review and analysis, Sagent Advisors relied upon and assumed the accuracy and completeness of all of the financial and other information that was available from public sources, that was provided by TB Wood’s or its representatives or that Sagent Advisors otherwise reviewed, and Sagent Advisors assumed that TB Wood’s was not aware of any information prepared by it or its advisors that might be material to Sagent Advisors’ opinion that was not made available to Sagent Advisors. With respect to the financial projections supplied to Sagent Advisors, Sagent Advisors relied upon representations that they were reasonably prepared on a basis reflecting the best currently available judgments and estimates of TB Wood’s’ management as to the future operating and financial performance of TB Wood’s. Sagent Advisors did not assume any responsibility for making an independent evaluation or appraisal of any assets or liabilities of TB Wood’s, contingent or otherwise, or for making any independent verification of any of the information it reviewed. Sagent Advisors assumed that the Offer and the Merger would be consummated in a timely manner and in accordance with the terms of the Merger Agreement, without any limitations, restrictions, conditions, amendments, waivers or modifications, regulatory or otherwise, that collectively would have a material adverse effect on the consideration to be received. The Sagent Advisors opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Sagent Advisors as of, February 17, 2007.

In connection with rendering its opinion, Sagent Advisors performed a variety of financial and comparative analyses. The material analyses are summarized below. TB Wood’s placed no limitations on the scope of Sagent Advisors’ investigation or the procedures followed by Sagent Advisors in rendering its opinion. The preparation of a fairness opinion involves various qualitative determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis.

Accordingly, Sagent Advisors believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Sagent Advisors’ analyses and opinion. Sagent Advisors did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support Sagent Advisors’ opinion. Rather, Sagent Advisors arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The forecasts and estimates of TB Wood’s future performance provided by TB Wood’s management that are in or underlying Sagent Advisors’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Sagent Advisors considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of anyone involved with the Offer and the Merger. Estimates of the financial value of companies or securities do not purport to be appraisals nor do they necessarily reflect the prices at which companies or securities may actually be sold.

The tender offer and merger consideration was determined through arms’ length negotiation between TB Wood’s and Altra. Sagent Advisors provided advice to TB Wood’s during the negotiations. Sagent Advisors did not, however, recommend any specific amount or type of consideration to TB Wood’s or its board of directors or that any specific amount or type of consideration constituted the only appropriate amount or type of consideration for the Offer and the Merger.

The following is a summary of the material financial analyses performed by Sagent Advisors and reviewed by the TB Wood’s Board in connection with Sagent Advisors’ opinion relating to the Offer and the Merger. The order of the analyses described does not represent relative importance or weight given to those analyses by Sagent Advisors. The financial analyses summarized below include information presented in tabular format. In order to fully understand Sagent Advisors’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Sagent Advisors’ financial analyses.

Selected Comparable Companies Analysis

Sagent Advisors compared certain TB Wood’s financial information with corresponding financial information of selected publicly traded industrial power transmission companies that Sagent Advisors judged generally to be relevant. These companies were selected, among other reasons, because of their operational and overall business similarities with TB Wood’s business. The companies reviewed in connection with this analysis were:

Selected Companies

•	Altra Industrial Motion Inc.

•	AO Smith Corp.

•	Baldor Electric Co.

•	RBC Bearings Inc.

•	Regal-Beloit Corp.

•	SKF AB

•	The Timken Company

Sagent Advisors reviewed, among other things, (1) market values of equity, including options, on a fully diluted basis, (2) enterprise values (calculated as fully diluted equity value, plus book values of total debt, preferred stock and minority interests, less cash, cash equivalents and investments in unconsolidated investments) and (3) enterprise values as a multiple of the earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, for the calendar year 2006 (other than Altra Industrial Motion Inc., which 2006 EBITDA amount was based on First Call consensus median estimates, and Baldor Electric Co. which amounts were pro forma for the acquisition of Rockwell Automation Power Systems) and the estimated EBITDA for the calendar year 2007. Sagent Advisors then compared the multiples derived for the selected companies with corresponding multiples implied for TB Wood’s based on actual 2006 EBITDA, the closing price of TB Wood’s common stock on February 15, 2007 and the proposed tender offer and merger consideration of $24.80 per share. Trading data for the selected companies were based on closing stock prices on February 15, 2007. Estimated financial data for the selected companies was based on the most recent publicly available consensus median research estimates as published by Thomson First Call. TB Wood’s estimated financial data was analyzed based on the financial forecasts and estimates provided to Sagent Advisors by TB Wood’s’ management.

Sagent Advisors also analyzed the transaction based on multiples of adjusted EBITDA for 2006. Sagent Advisors analyzed adjusted EBITDA for 2006 in order to adjust for TB Wood’s’ incurred non-cash option/employee stock purchase expenses and changes in TB Wood’s’ LIFO reserve that reduced its 2006 EBITDA as an accurate estimate of cash flow, and to adjust for certain incurred one time expenses that reduced, on a non-recurring basis, TB Wood’s’ 2006 EBITDA from what it would otherwise have been on an on-going basis.

This analysis indicated the following implied multiples and implied mean and median multiples for the selected companies, as compared to corresponding multiples implied for TB Wood’s based both on the closing price of TB Wood’s common stock on February 15, 2007 and the proposed Offer Price of $24.80 per share:

Enterprise Value as Multiple of
	2006 Actual	2007 Estimated
	EBITDA	EBITDA

Mean	8.9x	8.1x
Median	8.1x	7.4x
TB Wood’s (@ Market)	7.4x	5.5x
TB Wood’s (@ $24.80)	9.8x	7.3x
(8.4x as adjusted)

This analysis led Sagent Advisors to a reference range for TB Wood’s equity value of $19.53 to $22.07 per share, based on a 2006 EBITDA multiple range of 8.1x-8.9x, $23.72 to $26.67 per share, based on the 2006 adjusted EBITDA multiple range of 8.1x-8.9x, $25.33 to $27.87 per share based on an estimated 2007 EBITDA multiple range of 7.4x-8.1x and $27.56 to $30.28 per share, based on the 2007 adjusted EBITDA multiple range of 7.4x-8.1x.

Selected Precedent Transactions Analysis

Sagent Advisors reviewed the multiples of enterprise values to EBITDA for the most recently reported twelve month period as of the date of announcement of the applicable transaction, commonly referred to as LTM, for the following eight selected transactions in the industrial power transmission industry announced between September 2002 and November 2006:

Target	Acquiror

• Rockwell Automation Power Systems	• Baldor Electric Company
• RBS Global, Inc. (The Carlyle Group)	• Apollo Management, LP
• Hay Hall Group	• Altra Holdings, Inc.
• The Falk Corporation	• Rexnord Corporation
• A. Friedr. Flender AG	• Siemens AG
• Metso Drives	• CapMan Oyj
• Colfax Corporation (Power Transmission Group)	• Genstar Capital, LP
• Rexnord Corporation	• The Carlyle Group

Sagent Advisors then compared the LTM EBITDA multiples derived from the selected transactions with the corresponding LTM EBITDA multiples implied in the tender offer and merger based on the proposed tender offer and merger consideration of $24.80 per share. This analysis indicated the following implied multiples and implied mean and median multiples based on the selected transactions, as compared to the corresponding multiples implied in the Offer and the Merger:

Enterprise
Value/LTM
Transaction	EBITDA

Mean	8.1x
Median	8.5x
Low	6.6x
High	9.4x
Altra/TB Wood’s (Actual)	9.8x
Altra/TB Wood’s (Adjusted)	8.4x

This analysis led Sagent Advisors to a reference range for TB Wood’s equity value of $15.18 to $23.48 per share, based on an LTM EBITDA multiple range of 6.6x-9.4x and an equity value of $18.60 to $28.31 per share, based on the LTM adjusted EBITDA multiple range of 6.6x-9.4x.

Discounted Cash Flow Analysis

Sagent Advisors performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that TB Wood’s could generate over the period from the fiscal year ending December 31, 2007 through the fiscal year ending December 31, 2011 based on estimates of TB Wood’s’ management, and provided to Sagent Advisors, following discussions with management of TB Wood’s as to TB Wood’s future financial performance. Sagent Advisors calculated a range of terminal values for TB Wood’s by applying an adjusted EBITDA exit multiple of 6.0x to 8.0x TB Wood’s fiscal year ending December 31, 2011 adjusted EBITDA. The cash flows and terminal values were then discounted to present value using discount rates ranging from 13.0% to 15.0%, based on Sagent Advisors’ estimate of TB Wood’s weighted average cost of capital.

This analysis led Sagent Advisors to a reference range for TB Wood’s equity value of $23.00 to $31.86 per share.

Leveraged Buyout Analysis

Sagent Advisors performed a leveraged buyout, commonly known as an LBO, analysis to calculate the theoretical price at which an LBO of TB Wood’s would occur. Sagent Advisors assumed for purposes of this analysis that lenders would lend to an LBO buyer at a ratio of debt to 2006 adjusted EBITDA of 4.0x. Sagent Advisors also assumed for purposes of this analysis that an LBO buyer would require a 20%-25% internal rate of return and that an LBO buyer would assume a sale price of TB Wood’s of 8.0x estimated 2011 adjusted EBITDA.

This analysis led Sagent Advisors to a reference range for TB Wood’s equity value of $17.68 to $21.00 per share.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated September 8, 2006, TB Wood’s engaged Sagent Advisors to act as its financial advisor in connection with the contemplated transaction. Under the terms of the engagement letter, TB Wood’s agreed to pay to Sagent Advisors certain fees for its services, some of which were payable in connection with rendering its fairness opinion and a significant portion of which is contingent upon the completion of the tender offer. The fees payable prior to and upon rendering of the fairness opinion aggregated $400,000. Upon the consummation of the tender offer, an additional amount will be due and payable to Sagent Advisors equal to approximately $1.3 million. In addition, TB Wood’s agreed to reimburse Sagent Advisors for its reasonable expenses, including fees and disbursements of its counsel, and to indemnify Sagent Advisors against liabilities relating to or arising out of its engagement as TB Wood’s’ financial advisor.

The TB Wood’s Board selected Sagent Advisors as its financial advisor in connection with the tender offer and merger because the principals and other professionals of Sagent Advisors have substantial experience in similar transactions. Sagent Advisors, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Neither TB Wood’s, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

•	The exercise of 6,000 options by James R. Swenson, a director of the Company, on January 3, 2007 at an exercise price of $12.75 per share, resulting in the issuance, by the Company, of 1,578 shares of Common Stock.

•	The exercise of 4,000 options by Harold Coder, III, the Company’s Vice President of Sales, on January 8, 2007 at an exercise price of $12.75 per share, resulting in the issuance, by the Company, of 1,089 shares of Common Stock.

•	The exercise of 1,600 options by Anthony J. Metz, the Company’s Vice President of Human Resources and LEAN, on January 8, 2007 at an exercise price of $12.75 per share, resulting in the issuance, by the Company, of 284 shares of Common Stock.

•	The exercise of 12,500 options by Thomas C. Foley, an affiliate of the Company, on January 17, 2007 at an exercise price of $12.75 per share, resulting in the issuance, by the Company, of 12,500 shares of Common Stock.

•	On January 3, 2007, the Company issued an aggregate of 565 shares of Common Stock, pursuant to the Company’s 401(k) plan, for those plan participants who elected to have their December 2006 distributions reinvested in Common Stock.

•	On January 11, 2007, the Company issued an aggregate of 1,660 shares of its Common Stock, pursuant to the Company’s Employee Stock Purchase Plan, for those plan participants who elected to have their fourth quarter 2006 distributions reinvested in Common Stock. The issue price was $10.23 per share.

•	On February 14, 2007, the Company issued an aggregate of 505 shares of Common Stock, pursuant to the Company’s 401(k) plan, for those plan participants who elected to have their January 2007 distributions reinvested in Common Stock.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by TB Wood’s in response to the Offer that relate to a tender offer or other acquisition of the securities of TB Wood’s by the Company, any of its subsidiaries or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by TB Wood’s in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving TB Wood’s or any subsidiary thereof, (ii) any purchase, sale or transfer of a material amount of assets by TB Wood’s or any subsidiary thereof or (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of TB Wood’s.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the TB Wood’s Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto and incorporated by reference herein is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the TB Wood’s Board, other than at a meeting of the Company’s stockholders.

AEA Side Letter

In connection with the Merger Agreement, TB Wood’s and certain of its subsidiaries have entered into a side letter with AEA Mezzanine Funding LLC and AEA Mezzanine (Unleveraged) Fund LP, dated February 17, 2007 (the “AEA Side Letter”). Pursuant to the AEA Side Letter, each of AEA Mezzanine Funding LLC and AEA Mezzanine (Unleveraged) Fund LP has agreed to exercise, at the close of the Offer, its put rights to cause TB Wood’s and certain of its subsidiaries to prepay the 12% Senior Subordinated Notes due 2012 at the change of control redemption price of 101%, which amounts shall be paid upon consummation of the Merger. The AEA Side Letter is attached as Exhibit (e)(7) hereto and is incorporated by reference herein.

Top-Up Option

Pursuant to the terms of the Merger Agreement, TB Wood’s granted to Purchaser an option (the “Purchaser Option”) to purchase from TB Wood’s the number of newly-issued shares of Common Stock equal to one share more than 90% of the shares then outstanding for a cash purchase price per share equal to the Offer Price. The number of shares of Common Stock that may be purchased with the Purchaser Option may not exceed 19.9% of the shares of Common Stock outstanding on the date of the Merger Agreement and may be exercised only if more than 80% of the then outstanding shares of Common Stock have been validly tendered and not withdrawn. The Purchaser Option may be exercised by Purchaser, in whole or in part, within five business days after the time of acceptance of shares tendered in the Offer or close of any subsequent offer period at which the criteria for exercise of the Purchaser Option are satisfied.

Vote Required to Approve the Merger

The TB Wood’s Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the exercise of the Purchaser Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of 66 2/3% of the outstanding shares of Common Stock will be required under the Charter to effect the Merger.

State Takeover Laws

Section 203 of the DGCL generally prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination”, which includes mergers and certain other transactions, with a Delaware corporation for a period of three years following the date such person became an interested stockholder. If, among other requirements, the “business combination” with a person is approved by the board of directors prior to the date such person became an “interested shareholder”, the transaction becomes permissible under Delaware law. The TB Wood’s Board approved the Offer and the Merger for purposes of Section 203 of the DGCL, and Altra and Purchaser have represented in the Merger Agreement that neither is an “interested stockholder”. The Offer is therefore not subject to the restrictions on “business combinations” under Section 203 of the DGCL. Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, and we may be required to file certain documents with, or receive approvals from, the relevant state authorities.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Common Stock in the Offer and the Merger.

Under the HSR Act, the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Altra and Purchaser filed a Premerger Notification and Report Form under the HSR Act (the “HSR Form”) with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Common Stock in the Offer and the Merger on March 1, 2007, and TB Wood’s filed its HSR Form on March 2, 2007. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on March 16, 2007, unless earlier terminated by the FTC and the Antitrust Division or the Company receives a request for additional information or documentary material prior to that time. If, within the 15-calendar day waiting period, either the FTC or the

Antitrust Division issues a request for additional information or documentary material from TB Wood’s, the waiting period with respect to the Offer and the Merger would be extended for an additional 10 calendar days, which may be terminated before its expiration by the FTC or the Antitrust Division, following the date of the Company’s substantial compliance with that request. After such additional period, the waiting period may be extended only by court order or with the consent of TB Wood’s.

In practice, complying with a request for additional information or documentary material may take a significant period of time. Although TB Wood’s is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the failure to make those filings nor a request made to TB Wood’s from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Common Stock in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Altra, TB Wood’s or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

The Company is not aware of any other material government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer and the Merger. Based upon an examination of publicly available information relating to the businesses in which Altra and TB Wood’s are engaged, TB Wood’s believes that Purchaser’s purchase of Common Stock in the Offer and Merger should not violate the applicable antitrust laws. Nevertheless, TB Wood’s cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result would be.

Pursuant to the Merger Agreement, the Company will not, without Altra’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business. Moreover, nothing in the Merger Agreement shall (i) require Altra to offer, accept or agree to (A) dispose or hold separate any part of its or the Company’s businesses, operations, assets or product lines (or a combination of Altra’s and the Company’s respective businesses, operations, assets or product lines), (B) not compete in any geographic area or line of business and/or (C) restrict the manner in which, or whether, Altra, the Company or the surviving corporation or any of their affiliates may carry on business in any part of the world, unless Altra determines, in its sole reasonable judgment, that such action would not have more than a de minimis adverse impact on the strategic and other benefits expected to be achieved from the Merger and would not have more than a de minimis impact on Parent or the Company.

Appraisal Rights

No appraisal rights are available in connection with the Offer. In connection with consummation of the Merger, however, any holder of Common Stock at the Effective Time (a “Remaining Shareholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger may seek an appraisal and be paid the “fair value” of the Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as determined by a Delaware Court. This amount is paid in cash provided that such holder complies with the provisions of Section 262 of the DGCL. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

Remaining Shareholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (i) before the taking of the vote on the adoption of the Merger Agreement, if such vote is required or (ii), if no such vote is required, within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Shareholders a notice (the “Notice of Merger”) stating that, among other things, the Merger is effective and that appraisal rights are available. If the Merger requires a shareholder vote, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and the stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought from the time of making of the demand through the Effective Time. A Remaining Shareholder seeking to exercise appraisal rights must not vote in favor of the Merger, consent to the Merger or deliver a proxy in favor of the Merger. Following exercise of appraisal rights a Remaining

Shareholder surrenders his voting rights with respect to such shares and any distributions or dividends declared after such exercises.

Within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If such petition is timely filed, the Delaware Court of Chancery will hold a hearing and subsequently determine which stockholders are entitled to appraisal rights. The Court then will appraise the Common Stock owned by such stockholders, determining the fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid upon the amount determined to be the fair value. The cost of this proceeding, as determined by the Delaware Court of Chancery, may be imposed upon the parties as the court deems equitable. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal.

The fair value of Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, and opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL.

Item 9.	Exhibits.

The following exhibits are filed as part of this report.

(a)(1)(A)	Offer to Purchase, dated March 5, 2007 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Altra Holdings, Inc. and Forest Acquisition Corporation)
(a)(1)(B)	Form of Letter of Transmittal, dated March 5, 2007 (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO of Altra Holdings, Inc. and Forest Acquisition Corporation)
(a)(1)(C)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex I to this Schedule 14D-9)
(a)(2)	Letter to Shareholders of TB Wood’s Corporation, dated March 5, 2007*
(a)(5)(A)	Fairness Opinion of Sagent Advisors Inc to the Board of Directors of TB Wood’s Corporation, dated February 17, 2007 (attached as Annex II to this Schedule 14D-9)*
(e)(1)	Agreement and Plan of Merger, dated as of February 17, 2007, by and among Altra Holdings, Inc., Forest Acquisition Corporation and TB Wood’s Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by TB Wood’s Corporation on February 20, 2007)
(e)(2)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by TB Wood’s Corporation on February 20, 2007)
(e)(3)	Form of Change in Control Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by TB Wood’s Corporation on February 20, 2007)
(e)(4)	Transaction Bonus Plan Agreement among TB Wood’s Corporation and William T. Fejes, Jr., dates as of February 16, 2007 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by TB Wood’s Corporation on February 20, 2007)
(e)(5)	Transaction Bonus Plan Agreement among TB Wood’s Corporation and Joseph C. Horvath, dated as of February 16, 2007 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by TB Wood’s Corporation on February 20, 2007)
(e)(6)	Support Agreement, dated as of February 17, 2007, by and among Altra Holdings, Inc., Forest Acquisition Corporation and Thomas C. Foley (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by TB Wood’s Corporation on February 20, 2007)
(e)(7)	Agreement among AEA Mezzanine Funding LLC, AEA Mezzanine (Unleveraged) Fund LP, TB Wood’s Corporation, TB Wood’s Incorporated, Plant Engineering Consultants, LLC and TB Wood’s Enterprises, Inc., dated as of February 17, 2007 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by TB Wood’s Corporation on February 20, 2007)

*	Included in copies mailed to shareholders of TB Wood’s Corporation.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

TB WOOD’S CORPORATION

By:
/s/  Joseph C. Horvath
Name: Joseph C. Horvath
Title: Chief Financial Officer

Date: March 5, 2007

ANNEX I

TB WOOD’S CORPORATION
440 North Fifth Avenue
Chambersburg, Pennsylvania 17201
(717) 264-7161

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 5, 2007, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of TB Wood’s Corporation (“TB Wood’s” or the “Company”) to the holders of record of shares of common stock of the Company (the “Common Stock”). You are receiving this Information Statement in connection with the possible election of persons designated by Altra Holdings, Inc. (“Altra”) to a majority of the seats on Board of Directors of TB Wood’s, or the “TB Wood’s Board”.

On February 17, 2007, TB Wood’s entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Altra and Forest Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of Altra. Pursuant to the Merger Agreement, subject to certain conditions and as more fully described in the Merger Agreement, (1) Altra will cause Purchaser to commence a cash tender offer (the “Offer”) for all outstanding shares of Common Stock at a price of $24.80 per share, net to the seller in cash without interest thereon (the “Offer Price”), and (2) Purchaser will be merged with and into TB Wood’s (the “Merger”). If the Offer and the Merger are completed, the Company will become a wholly-owned subsidiary of Altra.

The Merger Agreement provides that, promptly upon the close of the Offer, and from time to time thereafter, Altra will be entitled to designate directors (referred to as “Altra’s Designees”) on the Board of Directors that will give Altra board representation substantially proportionate to its ownership interest. The Merger Agreement requires that the Company promptly take necessary action to cause Altra’s Designees to be elected or appointed to the Board of Directors under the circumstances described in the Merger Agreement. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. Capitalized terms used in this Information Statement and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

The information contained in this Information Statement concerning Altra and Purchaser and Altra’s Designees has been furnished to us by Altra and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; ALTRA’S DESIGNEES

The Merger Agreement provides that, promptly after Purchaser accepts for payment and pays for any shares of Common Stock tendered and not withdrawn pursuant to the Offer (the “Appointment Time”), and at all times thereafter, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the TB Wood’s Board as is equal to the product of the total number of directors on the TB Wood’s Board (giving effect to the directors elected or designated by Purchaser) multiplied by the percentage that the aggregate number of shares of the Common Stock beneficially owned by Altra, Purchaser or any of their affiliates bears to the total number of shares of the Common Stock then outstanding. The Merger Agreement further provides that we will, upon request by Altra at any time following the purchase of and payment for shares of the Common Stock pursuant to the Offer, take such actions, including, but not limited to (a) promptly filling vacancies or newly created directorships on the TB Wood’s Board, (b) promptly increasing the size of the TB Wood’s Board (including by amending the Bylaws of the Company if necessary so as to increase the size of the TB Wood’s Board) and/or (c) promptly securing the resignations of such number of our incumbent directors as are necessary or desirable to enable Altra’s Designees to be so elected or designated to the TB Wood’s Board, and shall use our reasonable best efforts to cause Altra’s Designees to be so elected or designated at such time.

The Merger Agreement also provides that, upon Purchaser’s request following the Appointment Time, the Company shall also cause persons elected or designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the TB Wood’s Board of (i) each committee of the TB Wood’s Board, (ii) each board of directors (or similar body) of each of the Company’s subsidiaries and (iii) each committee (or similar body) of such board, in each case to the extent permitted by applicable law and the Marketplace Rules of the Nasdaq Global Market.

Altra will select its designees from among its and Purchaser’s directors and executive officers listed on Schedule I to this Information Statement. If additional designees are required in order to constitute a majority of the TB Wood’s Board, such additional designees will be selected by Altra from among the directors and executive officers of Purchaser contained in Annex A to the Offer to Purchase, which is incorporated by reference herein.

None of the persons from among whom Altra’s Designees will be selected, or their associates, is a director of, or holds any management or other employment position with, TB Wood’s. To our knowledge, except as set forth in Schedule I annexed hereto, none of the persons from among whom Altra’s Designees will be selected or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of TB Wood’s or has been involved in any transactions with TB Wood’s or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

CERTAIN INFORMATION REGARDING THE COMPANY

The Common Stock is the only class of voting securities of TB Wood’s currently outstanding. Each share of Common Stock has one vote. As of February 15, 2007, there were 3,767,128 shares of Common Stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of March 5, 2007.

Name	Age	Title

G. John Krediet	56	Chairman of the Board of Directors
William T. Fejes, Jr.	51	President, Chief Executive Officer and Director
Joseph C. Horvath	52	Vice President, Chief Financial Officer and Corporate Secretary
Anthony A. Chien	44	Vice President, Marketing, Engineering and Europe
Harold L. Coder, III	55	Vice President, Sales
Anthony J. Metz	40	Vice President, Human Resources and LEAN
Rick A. Lazio	48	Director
Frank D. Osborn	59	Director
James R. Swenson	67	Director
Michael R. Zimmerman	53	Director

G. John Krediet has served as Chairman of the Board of Directors of the Company since October 2006, and has been a director since April 2006. He is Chairman of C.F. Capital Corporation, an investment company founded in 1987. Previously he was Chairman and Chief Executive Officer of SSW Holdings Ltd., a Canadian bottled water company, from 1993 to 2003. Prior to joining SSW Holdings, Mr. Krediet was Chairman and Chief Executive Officer of Maritime Beverages Limited and East Can Beverages, two independent Pepsi-Cola bottling companies, from 1986 to 1992. Mr. Krediet received a master’s degree in economics from Erasmus University in Rotterdam, the Netherlands.

William T. Fejes, Jr. has been President and Chief Executive Officer of the Company since May 2004 and has over 20 years’ experience in the industrial automation and industrial motion control industry. Mr. Fejes was elected to the TB Wood’s Board in April 2006. Prior to his appointment at TB Wood’s, he was with Danaher Corporation from 1998 to 2004 where he held several Division President positions within Danaher’s Motion Control strategic platform. From 1986 to 1998, Mr. Fejes was with Pacific Scientific Company where he was promoted through several engineering and marketing roles until reaching the position of the Group President for the Company’s Automation Technology Group. Prior to Pacific Scientific, he held various engineering positions with C.S. Draper Laboratories, GCA Corporation and EG&G. Mr. Fejes received his Bachelor of Science and Master of Science degrees in Electrical Engineering from the Massachusetts Institute of Technology.

Joseph C. Horvath has been Vice President, Chief Financial Officer and Corporate Secretary of the Company since September 2003. From July 1999 to August 2003 he was Vice President and CFO of Cold Metal Products, Inc. Prior to that, he was a Principal with Ernst & Young LLP for over 20 years. Mr. Horvath, who is a Certified Public Accountant, received his Bachelor of Science degree from West Virginia University.

Anthony A. Chien joined the Company in May 2005 as Vice President, Marketing and Strategy. In February 2006, his title was changed to Vice President Marketing, Engineering, and Europe. Mr. Chien has over nineteen years of experience in product marketing and strategic thinking, and most recently was the Vice President and General Manager of a power transmission components division of Rexnord. Mr. Chien received his Bachelor of Science and Master of Science degrees in Electrical Engineering from the University of Illinois. He also received his Master of Science degree in Industrial Administration from Carnegie Mellon University.

Harold Coder, III has been Vice President, Sales of the Company since its formation in 1996 and previous to that served in a similar capacity for its predecessor, TB Wood’s, Inc. from October 1991. Mr. Coder received his Bachelor of Science degree from Shippensburg University.

Anthony J. Metz joined the Company in February 2000 as Director of Human Resources. In July 2004, he was promoted to Vice President-Human Resources and in February 2005 his title was expanded to Vice President-Human Resources and Lean Office. He has over 18 years of HR experience, which include positions at York International Corp. and GS Electric. Mr. Metz has his Bachelor of Science degree from Shippensburg University and his Master of Arts degree from St. Francis College of Pennsylvania. He also holds the professional designations of SPHR (Senior Professional in Human Resources) and CCP (Certified Compensation Professional).

Rick Lazio has served on the TB Wood’s Board since 2003. He is Executive Vice-President of JP Morgan Chase & Co., where he serves on the Executive Committee. Prior to that he served from 2000 to 2004 as the President and Chief Executive Officer of the Financial Services Forum, an organization formed in 2000. Mr. Lazio also served as a member of the United States House of Representatives from 1992 to 2000. He is a graduate of Vassar College and the American University Law School. He is a director of the World Rehabilitation Fund, The Enterprise Foundation, Audubon New York and the Committee for Economic Development. He also serves on the Advisory Committee of the Ad Council.

Frank D. Osborn has served on the TB Wood’s Board since 2002. He served as Interim Chairman from August 2003 through April, 2004. Mr. Osborn has been President and CEO of Quantum Communications Corporation since July 2002. From May 1999 to March 2002, he was President and CEO of Aurora Communications. From 1997 to 1998, he was President and CEO of Southern Star Communications and Managing Director of Capstar Broadcasting. From 1985 to 1997, he was President and CEO of Osborn Communications. Mr. Osborn has extensive experience within the radio and television industry as an owner, operator, and manager of multi-broadcast stations throughout the United States. He is a Director of the Women’s Radio Network and a Director of Price Communication where he serves on the audit and compensation committees. Mr. Osborn received his Bachelor of Arts degree from The University of Pennsylvania and his Master in Business Administration degree from The Wharton School.

James R. Swenson has served on the TB Wood’s Board since 2001. He served as Chairman from April 2004 to February 2006 and as Interim President of the Company from November 2003 through April 2004. Mr. Swenson is the former Group Chief Executive of the Industrial Automation Division of Invensys plc, having served in that capacity from January 1999 to March 2000. For BTR plc, a predecessor company to Invensys plc, Mr. Swenson was the Group Managing Director of the Power Drives Group from 1998 to 1999 and the President — Group Chief Executive from 1994 to 1998. Mr. Swenson spent most of his career with Rexnord Corporation and was its Chairman and CEO when it merged with BTR plc in 1994. Mr. Swenson received his Bachelor of Science degree in Economics from the University of Wisconsin, Milwaukee.

Michael R. Zimmerman has served on the TB Wood’s Board since February 10, 2006. He is the President of Tower Capital, L.L.C. He was a Managing Director in the Investment Banking Group at Citigroup and its two predecessor companies, Salomon, Smith Barney, Inc. and Salomon Brothers, Inc. from 1994 to 2003. Prior to joining Salomon Brothers, Mr. Zimmerman was a Managing Director in Investment Banking at CS First Boston where he was employed from 1977 to 1994. Mr. Zimmerman received his Master in Business Administration degree from the Columbia Graduate School of Business and his Bachelor of Arts degree from the University of North Carolina at Chapel Hill.

THE BOARD OF DIRECTORS AND BOARD COMMITTEES

As of the date of this Information Statement, the TB Wood’s Board has six directors and maintained both an Audit Committee and a Compensation Committee. The current membership and the function of each of these committees are described below.

Meetings of the TB Wood’s Board

The TB Wood’s Board held four meetings in 2006. On February 10, 2006, Mr. Zimmerman was elected to the TB Wood’s Board, and Messrs. Fejes and Krediet were elected to the TB Wood’s Board on April 27, 2006. On October 2, 2006, the company announced Thomas C. Foley’s resignation from the TB Wood’s Board to serve as U.S. Ambassador to Ireland and G. John Krediet was named Chairman. All directors attended 100% of the aggregate meetings held by the TB Wood’s Board and 100% of the aggregate meetings held by the committees of the TB Wood’s Board on which they served during their respective periods as Board members during 2006.

Communication with the TB Wood’s Board

Stockholders may communicate with the TB Wood’s Board by sending a letter to TB Wood’s Corporation Board of Directors, c/o the Office of the Corporate Secretary, 440 North Fifth Avenue, Chambersburg, Pennsylvania 17201. The Office of the Corporate Secretary will review the correspondence and forward it to the Chair of the appropriate committee or to any individual director or directors to whom the communication is directed, unless the communication is unduly hostile, threatening, and illegal, does not reasonably relate to TB Wood’s or its business, or is similarly inappropriate. The Office of the Corporate Secretary has the authority to discard or disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications.

Director Independence

The TB Wood’s Board has determined that Messrs. Krediet, Osborn, Lazio and Zimmerman are independent under the listing standards of the National Association of Securities Dealers (the “NASD”).

Audit Committee

The Audit Committee (the “Audit Committee”) assists the TB Wood’s Board in monitoring: (i) the integrity of the consolidated financial statements of the Company; (ii) the Company’s compliance with legal and regulatory requirements related to the financial statements, including the Company’s systems of internal controls regarding finance, accounting, legal compliance and ethics that have been established relating to such financial statements; and (iii) the independence and performance of the Company’s external auditors. In addition, the Audit Committee maintains the sole responsibility to appoint, determine funding for, and oversee the independence and performance of our external auditors and has the authority to engage independent counsel and other advisors to assist in such responsibility. The Audit Committee has adopted a written charter, a copy of which is available on the Company’s Internet website at www.tbwoods.com.

Each of the members of the Audit Committee is independent under the listing standards of the NASD and as that term is used in Section 10A(m)(3) of the Exchange Act. The TB Wood’s Board has determined that it does not currently have an audit committee financial expert, as described in Rule 401(h) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Audit Committee does not have an “audit committee financial expert” (as defined by the SEC) serving on the Audit Committee but the Company believes that the background and financial sophistication of its members are sufficient to fulfill the duties of the Audit Committee. The Nasdaq Global Market does not currently require that audit committees include an “audit committee financial expert”.

The Audit Committee currently consists of Rick Lazio (Chairman), G. John Krediet and Michael R. Zimmerman. The Audit Committee met five times in each of 2006 and 2005. The Audit Committee expects to recommend to the TB Wood’s Board that the Company’s 2006 audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which the Company expects to file in March 2007.

Compensation Committee

The Compensation Committee reviews and determines compensation arrangements for the President and the other executive officers. The Compensation Committee also administers our equity compensation plans and makes recommendations to the TB Wood’s Board regarding the compensation to be provided to the directors. The Compensation Committee has adopted a written charter, a copy of which is available on the Company’s Internet website at www.tbwoods.com.

The Compensation Committee held five meetings during 2006. The current members of the Compensation Committee are Mr. Osborn (Chairman) and Messrs. Krediet and Zimmerman. Each member of the Compensation Committee is “independent” as defined under the listing standards of the NASD.

Nominating and Corporate Governance

The TB Wood’s Board has concluded that, because it consists of only six members, four of whom are independent, that all members should convene for purposes of considering potential candidates to the TB Wood’s Board. The Independent Directors will consider director candidates recommended by shareholders, or otherwise, and recommend appropriate candidates for the TB Wood’s Board’s selection. Shareholders may propose nominees for consideration by the TB Wood’s by submitting the names, appropriate biographical information and qualifications in writing to: Corporate Secretary, TB Wood’s Corporation, 440 North Fifth Avenue, Chambersburg, PA 17201.

In considering any nominee proposed by a shareholder, the TB Wood’s Board will reach a conclusion based on the criteria it uses in evaluating all candidates for Director. After full consideration, the shareholder proponent will be notified of the decision of the TB Wood’s Board. Director nominees should possess the highest personal and professional ethics, integrity and values, and must be committed to representing the long-term interests of the stockholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. The TB Wood’s Board seeks to identify candidates representing diverse experience at policy-making levels in business, management, marketing, finance, technology, human resources, communications, education, government, manufacturing and in other areas that are relevant to our activities. Additionally, director nominees should have sufficient time to effectively carry out their duties.

Codes of Conduct

Corporate Governance Guidelines.  The Company has adopted corporate governance guidelines for our Company. These guidelines address such matters as director qualifications, directors’ access to management and advisors, director compensation and performance evaluations. A copy of the corporate governance guidelines can be accessed on the Internet via the Company’s website at www.tbwoods.com.

Code of Conduct.  The Company has a Code of Conduct which was adopted in its current form in April 2004. The Code of Conduct seeks to ensure compliance with all applicable laws and to maintain the highest standards of ethical conduct. The Code of Conduct sets out basic principles and methodology to help guide all of our officers, directors and employees in the attainment of this common goal.

All of our employees must carry out their duties in accordance with the policies set forth in the Code of Conduct and with applicable laws and regulations. A copy of the Code of Conduct can be accessed on the Internet via the Company’s website at www.tbwoods.com.

Any waivers of the application of the Company’s Code of Conduct to directors or executive officers must be made either by the TB Wood’s Board or the Audit Committee. Any waiver of the Code of Conduct will be disclosed promptly on the Company’s Internet website. Any amendment of the Code of Conduct also will be disclosed promptly on the Company’s Internet website.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information with respect to beneficial ownership of the Common Stock as of February 15, 2007 by (i) each of the Company’s directors and named executive officer, (ii) each person who is known by the Company to own beneficially more than 5% of the Common Stock and (iii) all of the directors and executive officers as a group. Except as noted below, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Except as otherwise listed below, the address of each person is c/o the Company, 440 North Fifth Avenue, Chambersburg, Pennsylvania 17201.

	Number of Shares of		Percent of
Name and Address(1)	Common Stock(2)		Class(3)

Thomas C. Foley	1,868,781	(4)	45.35%
62 Khakum Wood Road, Greenwich, CT 06831
Jeffrey L. Gendell	291,148	(5)	7.07%
55 Railroad Avenue, Greenwich, CT 06830
Dimensional Fund Advisers, Inc.	267,257	(6)	6.49%
1299 Ocean Avenue, Santa Monica, CA 90401
FMR Corp.	253,195	(7)	6.14%
82 Devonshire Street, Boston, MA 02109
Directors and Named Executive Officers
G. John Krediet	0		*
William T. Fejes, Jr.	82,158		1.99%
Joseph C. Horvath	54,838		1.33%
Anthony A. Chien	15,642		*
Harold L. Coder, III	40,264		*
Anthony J. Metz	18,071		*
James R. Swenson	38,007		*
Frank D. Osborn	41,000		*
Rick A. Lazio	43,000		1.04%
Michael R. Zimmerman	2,000		*
All directors and named executive officers, as a group	333,926		8.13%

*	Represents less than 1%.

Notes to Summary of security ownership of principal shareholders and management:

(1)	This table is based upon information supplied by the officers, directors and principal stockholders, including, in particular, reports filed on Schedule 13G, Form 4 and Form 5 with the Securities and Exchange Commission.

(2)	Includes options exercisable within sixty days of February 15, 2007 for the following number of shares:

G. John Krediet	0
James R. Swenson	32,000
Frank D. Osborn	26,000
Rick Lazio	26,000
William T. Fejes, Jr.	80,667
Joseph C. Horvath	54,500
Harold L. Coder	34,650
Anthony A. Chien	14,500
Anthony J. Metz	16,000
All executive officers and directors as a group	333,926
Thomas C. Foley	67,300

(3)	For the purpose of calculating the percentage of outstanding shares of the named person or group, total Shares of Common Stock Outstanding includes 3,767,128 shares of common stock outstanding as of February 15, 2007 and the respective amount of shares of common stock subject to options held by the named person or group that are currently exercisable or exercisable within sixty days of February 15, 2007, as set forth in Note 2 above.

(4)	The foregoing amount includes 85,500 shares of Common Stock donated by Thomas C. Foley to the Foley Family Foundation, a charitable trust he controls.

(5)	As of December 31, 2006, Jeffrey L. Gendell shared the power to vote or direct the vote and to dispose or direct the disposition of 242,525 shared with Tontine Capital Management, L.L.C (“TCM”) and Tontine Capital Partners L.P. (“TCP”). He also shared the power to vote or direct the vote of 48,623 shares with Tontine Overseas Associates, L.L.C. (“TOA”). Mr. Gendell is the managing member of TCM and TOA, and in that capacity directs their operations. TCM is the general partner of TCP, in which capacity it has the power to direct the affairs of TCP, including decisions respecting the disposition of the proceeds from the sale of the shares of the Company. Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.

(6)	As of December 31, 2006, Dimensional Fund Advisers, Inc. had sole power to dispose of the 267,257 shares of Common Stock owned by four investment companies registered under the Investment Company Act of 1940, as amended. Dimension Fund Advisers, Inc. had the sole power to vote or direct the voting of the 267,257 shares of Common Stock owned by the aforementioned investment companies. Dimension disclaims beneficial ownership of such securities.

(7)	As of December 31, 2006, FMR Corp. had sole power to dispose of the 253,195 shares of Common Stock owned by Fidelity Low Priced Stock Fund (“Fidelity”), an investment company registered under the Investment Company Act of 1940. The Board of Trustees of Fidelity has the sole power to vote or direct the voting of the shares owned directly by Fidelity.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy

The Compensation Committee of the TB Wood’s Board (the “Compensation Committee”) is primarily responsible for reviewing, approving and overseeing the Company’s compensation plans and practices and works with senior management to establish the Company’s executive compensation programs. The Compensation Committee’s general philosophy of the Company’s executive compensation program is that compensation should be aligned with the Company’s business objectives and simultaneously reward performance in the attainment of those objectives. As a result, a greater portion of the compensation of executives is based on options and non-equity incentive plans than the compensation of other employees of the Company.

In general, the Compensation Committee strives to set total executive compensation at levels that it believes to be consistent with other companies with small capitalization in the power transmission industry. We include in our comparisons Baldor Electric Company, MagneTek, Inc. and Regal-Beloit Corporation.

Components of Executive Compensation

The Company’s executive compensation program consists of three key components: base salary, non-equity incentive awards and equity-based incentives in the form of stock options.

Base Salary

The Compensation Committee reviews annually the salary of each executive officer in relation to previous salaries, personal performance, salaries of executive officers in the industry and general economic conditions. The Compensation Committee establishes base salaries at levels intended to motivate and retain highly qualified executives whom the Compensation Committee believes are important to the continued success of the Company. Although the Compensation Committee uses peer group and other market data to test for reasonableness and competitiveness of base salaries, it also exercises subjective judgment in view of the Company’s compensation objectives.

In 2006, the Compensation Committee recommended to the TB Wood’s Board, and the TB Wood’s Board acted in accordance with such recommendation, to increase the rate of base salary paid to our executive officers. The Compensation Committee based this decision on a determination that the increased rates of base salary were competitive with the levels paid by the Company’s competitors for executive talent and appropriate for executives with the level of responsibilities held by the Company’s executive officers. In particular, the Compensation Committee and the TB Wood’s Board rewarded the Company’s executive officers for the Company’s significant improvements to net income and other operating performance measures.

The base salary paid to the Chief Executive Officer and the Chief Financial Officer increased 5.6% and 3.4%, respectively, over the base salaries for 2005. The base salary paid to the Company’s other named executive officers increased from between 2.6% and 7.3%, to reflect their relative contributions to the Company’s success.

Non-Equity Incentive Plan Compensation

The Company also has established a non-equity incentive program to encourage and reward excellent individual performances by managers who make significant contributions to the Company’s financial success. During 2006, an executive officer could earn bonus compensation based in part upon achievement by the Company of certain financial performance objectives and in part by achievement of individual operating objectives designed to enhance future performance by the Company. In 2006, based on achieving certain financial goals and personal performance of executive officers and other key employees, the Company accrued and charged to expense $850,000 for non-equity incentive plan payments, which were made in February 2007. In 2005, the Company recognized non-equity incentives for key management personnel of approximately $350,000, of which $181,000 was paid to the current named executive officers, including Thomas C. Foley, in March 2006.

The Company computes incentive payments by multiplying an executive’s base salary by a target percentage and then multiplying by a financial factor, growth factor and personal performance factor. The target percentages are determined by the executive’s position with the Company, and the personal performance factor is derived from individual performance over the fiscal year. The Company computes both the financial factor and growth factor using the Company’s consolidated financial statements and (1) a ratio of earnings before bonus, interest and taxes to the Company’s internal return on investment and (2) rates of sales and earnings per share growth, respectively. Under the current plan, which the Company will continue in 2007, there is no minimum or maximum incentive plan award.

The TB Wood’s Board, upon recommendation of the Compensation Committee, approved the corporate performance measures selected and the individual performance goals for the Chief Executive Officer, Chief Financial Officer and other named executive officers, as well as target award values under the annual incentive program. The 2006 target incentive plan award for the Chief Executive Officer was set at $136,700, and the targets for the Chief Financial Officer and other named executive officers ranged from $28,900 to $48,600. Actual incentive plan awards accrued in 2006 and paid to the Chief Executive Officer, Chief Financial Officer and named executive officers in February 2007 appear in the Summary Compensation Table below.

Equity-Based Incentives

The Company also grants stock options to provide long-term incentives for the executive officers. The Company designed option grants under the 1996 Stock Based Incentive Compensation Plan and 2006 Stock Based Incentive Compensation Plan to align better the interests of the executive officers with those of stockholders and to provide each individual with a significant incentive to manage the Company from the perspective of an owner and to remain employed with the Company. Options vest over a three year period and are granted with maximum terms that expire ten years after the date of grant (or earlier upon a termination of the option holder’s employment). The number of shares subject to each option grant is based on an officer’s level of responsibility and relative position within the Company. The TB Wood’s Board approves these grants. In January 2006, the Company awarded options to acquire 87,000 shares of stock. The specific option grants to our executive officers are set forth in the tables below. In February 2006, the Company granted 6,000 options to Michael R. Zimmerman and, in April 2006, also granted 6,000 options to G. John Krediet, each pursuant to the 2006 Stock Based Incentive Compensation Plan adopted by the Company at the 2006 annual meeting.

The Compensation Committee may condition the grant and vesting or exercise of options on the achievement of performance goals, including (1) profits and revenue targets (on an absolute or per share basis), which include EBIT, EBITDA, operating income and earnings per share, (2) market share targets and (3) profitability targets as measured though return ratios, shareholder returns and satisfaction of other developments or targets. Due to the Company’s pending acquisition by Altra, the Compensation Committee did not conduct its annual review of the vesting status and number of options held by the Company’s executive officers to determine if additional grants are appropriate to maintain long-term incentives.

Other Compensation

The Company provides the Chief Executive Officer, Chief Financial Officer and named executive officers with perquisites and other personal benefits, including payment of automobile allowances, country club memberships, excess life insurance premiums and certain 401(k) matching contributions, that the Compensation Committee believes are reasonable and consistent with the overall compensation philosophy. The Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers.

Employment Agreements

The Company entered into an employment agreement with its Chief Executive Officer, William T. Fejes, Jr., on April 27, 2004. In the event of a change in control, if Mr. Fejes is terminated or terminates his employment for good reason, he is entitled to receive, upon execution and effectiveness of a general waiver, (1) base salary that is earned but unpaid as of the date of termination and (2) a lump sum payment equal to two times base salary. If any such circumstance had occurred on December 31, 2006, Mr. Fejes would have been entitled to a lump sum payment of $620,000. Under the employment agreement, Mr. Fejes generally would have “good reason” to terminate his employment following a change in control if the terms and conditions of his employment were to adversely change (e.g., job responsibilities, title, reporting relationship, compensation or forced relocation).

If the Company otherwise terminates Mr. Fejes without cause, he is entitled to (1) base salary that is earned but unpaid as of the date of termination, (2) continuation of his base salary for 12 months and (3) for a period of 12 months, reimbursement of any COBRA premiums paid by Mr. Fejes for him and his dependents. If Mr. Fejes had been terminated without cause on December 31, 2006, the Company would have been obligated to pay approximately $330,000 in severance benefits. Except as described above, upon termination of employment, the Chief Executive Officer is entitled only to base salary that is earned but unpaid as of the date of termination.

As of December 31, 2006, Anthony A. Chien was the only other executive officer party to an employment agreement with the Company, which provides that he is eligible for benefits or severance pay equivalent to one year of annual salary and one year of medical benefits coverage upon a termination of employment. If Mr. Chien had been terminated on December 31, 2006, the Company would have been obligated to pay approximately $200,000 in severance benefits.

On February 16, 2007, the Compensation Committee approved change in control agreements for certain executive officers. These are so-called “double trigger” agreements pursuant to which a designated executive will be paid a lump sum payment if there is (1) a change in control of TB Wood’s and (2) termination of the designated executive’s employment, either involuntarily without cause or voluntarily for “good reason” within two years of the change in control. A designated executive would have “good reason” to terminate employment if the terms and conditions of employment were to adversely change (e.g., job responsibilities, title, reporting relationship, compensation or forced relocation). Under these agreements, William T. Fejes, Jr. is entitled to receive $759,500, Joseph C. Horvath is entitled to receive $310,411, Anthony A. Chien is entitled to receive $331,847, Harold L. Coder III is entitled to receive $257,985, and Anthony J. Metz is entitled to receive $200,308. Any and all payments made pursuant to these agreements are in lieu of, and not in addition to, any other severance or other post-employment payments to which an executive is or may be entitled, including any post-employment payments to which he is or may be entitled under an employment agreement with the Company. Should Mr. Fejes or Mr. Chien accept payments under the change in control agreements, they would not be entitled to post-employment payments under their employment agreements.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally imposes a $1 million limit on the deductibility of compensation paid to executive officers of public companies. The Compensation Committee believes that all of the compensation awarded to the Company’s executive officers during 2006 is fully deductible in accordance with this limit.

Summary Compensation Table

					Non-Equity
					Incentive
	Fiscal		Option		Plan	All Other
Name	Year	Salary ($)	Awards ($)(1)		Compensation	Compensation ($)		Total ($)

William T. Fejes, Jr.,	2006	$305,182	$65,480		$174,700	$26,150	(2)	$571,512
President and Chief Executive Officer
Joseph C. Horvath,	2006	$182,393	$32,740		$54,500	$22,751	(3)	$292,384
Vice President, Secretary and Chief Financial Officer
Anthony A. Chien,	2006	$194,988	$32,740		$61,000	$17,194	(4)	$305,922
Vice President, Marketing, Engineering and Europe
Harold L. Coder, III,	2006	$151,410	$32,740		$49,500	$16,540	(5)	$250,190
Vice President, Sales
Anthony J. Metz,	2006	$116,251	$32,740		$37,900	$19,540	(6)	$206,231
Vice President, Human Resources and LEAN
Thomas C. Foley,	2006	$266,563	$277,599	(7)	$125,000	$42,150	(8)	$711,312
former Chairman of the Board

(1)	Unless otherwise indicated, the values associated with option awards in 2006 reflect the grant date fair value of options awarded in 2006. See footnote 7.

(2)	All Other Compensation for Mr. Fejes includes a $12,000 car allowance, $5,384 in country club dues and $6,600 in matching contributions to his 401(k) retirement account.

(3)	All Other Compensation for Mr. Horvath includes a $9,000 car allowance, $5,434 in country club dues and $6,336 in matching contributions to his 401(k) retirement account.

(4)	All Other Compensation for Mr. Chien includes a $9,000 car allowance and $6,600 in matching contributions to his 401(k) retirement account.

(5)	All Other Compensation for Mr. Coder includes a $9,000 car allowance and $5,301 in matching contributions to his 401(k) retirement account.

(6)	All Other Compensation for Mr. Metz includes a $9,000 car allowance, $5,384 in country club dues and $4,127 in matching contributions to his 401(k) retirement account.

(7)	Option Awards for Thomas C. Foley includes $31,760 for options granted in 2006, as set forth below, which vest in three equal amounts on each successive anniversary date of the option grant, and $244,859 associated with the modifications of all options granted to Thomas C. Foley, who left the Company to enter government service, to retain his rights under his existing option agreements.

(8)	All Other Compensation for Thomas C. Foley includes $41,250 for reimbursement of office expenses.

The Company did not provide for any defined benefit or supplemental benefit retirement plans or any other deferred compensation arrangements for its executive officers in 2006.

Grants of Plan-Based Awards

									All Other	All Other
									Stock	Option
									Awards:	Awards:		Grant Date
									Number of	Number of	Exercise	Fair Value
		Estimated Future Payouts Under							Shares of	Securities	or Base	of Stock
		Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards(1)			Stock or	Underlying	Price of Option	and Option
	Grant	Threshold	Target		Maximum	Threshold	Target	Maximum	Units	Options(2)	Awards(2)(3)	Awards(2)
Name	Date	($)	($)		($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)

William T. Fejes, Jr.,	N/A		$233,000	(4)					—	—	—	—
President and Chief	1/13/2006	—	—		—	—	—	—	—	8,000	$7,61	$44,960
Executive Officer	1/13/2006	—	—		—	—	—	—		4,000	$11.62	$20,520
Joseph C. Horvath,	N/A	—	$79,000	(4)	—	—	—	—	—	—	—	—
Vice President,	1/13/2006	—	—		—	—	—	—	—	4,000	$7,61	$22,480
Secretary and Chief	1/13/2006	—	—		—	—	—	—	—	2,000	$11.62	$10,260
Financial Officer
Anthony A. Chien,	N/A	—	$85,000		—	—	—	—	—	—	—	—
Vice President,	1/13/2006	—	—		—	—	—	—	—	4,000	$7,61	$22,480
Marketing, Engineering	1/13/2006	—	—		—	—	—	—	—	2,000	$11.62	$10,260
and Europe
Harold L. Coder, III,	N/A	—	$66,000		—	—	—	—	—	—	—	—
Vice President, Sales	1/13/2006	—	—		—	—	—	—	—	4,000	$7,61	$22,480
	1/13/2006	—	—		—	—	—	—	—	2,000	$11.62	$10,260
Anthony J. Metz,	N/A	—	$51,000		—	—	—	—	—	—	—	—
Vice President, Human	1/13/2006	—	—		—	—	—	—	—	4,000	$7,61	$22,480
Resources and LEAN	1/13/2006	—	—		—	—	—	—	—	2,000	$11.62	$10,260
Thomas C. Foley,	1/13/2006	—	—		—	—	—	—	—	4,000	$7.61	$22,480
former Chairman of	1/13/2006	—	—		—	—	—	—	—	2,000	$11.62	$10,260
the Board	9/29/06	—	—		—	—	—	—	—	89,800	$10.58	$244,859

(1)	Due to the pending merger with Altra, the Company has not estimated future payouts under its equity incentive plans for 2007. These plans will be terminated in advance of closing of the Merger.

(2)	Represents stock options granted or modified in 2006. Please see footnotes 1 and 8 to the Summary Compensation Table.

(3)	Stock options granted to Thomas C. Foley at September 29, 2006 represent a modification of all options previously granted to Thomas C. Foley permitting him to retain his option rights to acquire 89,800 options beyond his service date. The exercise price represents the weighted exercise price of all such options.

(4)	On February 16, 2007, the Compensation Committee also approved transaction bonus plan letter agreements for the Chief Executive Officer and Chief Financial Officer to encourage such officers to remain with TB Wood’s and to continue to provide leadership until the Merger is completed. Under these agreements, William T. Fejes, Jr. and Joseph C. Horvath will receive $300,000 and $150,000, respectively, upon closing of the Merger. These amounts are not included in the target plan award amounts.

Outstanding Equity Awards at Fiscal Year-End

The Chief Executive Officer, Chief Financial Officer and other named executive officers did not have any outstanding stock awards as of December 31, 2006. The following table show the option awards of such individual outstanding as of December 31, 2006.

	Options Awards
			Equity Incentive
			Plan Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying	Option
	Unexercised	Unexercised	Unexercised	Exercise	Option
	Options	Options	Unearned Options	Price	Expiration
Name	(#) Exercisable	(#) Unexercisable	(#)	($)	Date

William T. Fejes, Jr.,	33,333	16,667	—	$7.91	4/27/2014
President and	16,667	8,333	—	$11.86	4/27/2014
Chief Executive	8,889	17,778	—	$6.39	2/11/2015
Officer	4,444	8,889	—	$9.59	2/11/2015
	—	8,000	—	$7.61	1/13/2016
	—	4,000	—	$11.42	1/13/2016
Joseph C. Horvath,	25,000	—	—	$8.20	10/22/2013
Vice President,	12,500	—	—	$12.30	10/22/2013
Secretary and Chief	4,000	2,000	—	$8.72	2/05/2014
Financial Officer	2,000	1,000	—	$13.08	2/05/2014
	2,000	4,000		$6.39	2/11/2015
	1,000	2,000		$9.59	2/11/2015
	—	4,000		$7.61	1/13/2016
	—	2,000		$11.42	1/13/2016
Anthony A. Chien,	8,333	16,667	—	$4.80	7/26/2015
Vice President, Marketing,	4,167	8,333	—	$7.20	7/26/2015
Engineering and Europe	—	8,000	—	$7.61	1/13/2016
	—	4,000	—	$11.42	1/13/2016
Harold L. Coder, III,	1,650	—	—	$14.00	6/17/2007
Vice President, Sales	2,000	—	—	$21.00	2/01/2008
	2,000	—	—	$12.00	1/26/2009
	2,000	—	—	$9.50	2/01/2010
	2,000	—	—	$7.75	1/25/2011
	2,000	—	—	$8.50	1/31/2012
	4,000	—	—	$12.75	1/31/2007
	2,000	—	—	$6.21	1/31/2013
	4,000	—	—	$9.32	1/31/2008
	4,000	2,000	—	$8.72	2/05/2014
	2,000	1,000	—	$13.08	2/05/2014
	2,000	4,000	—	$6.39	2/11/2015
	1,000	2,000	—	$9.59	2/11/2015
	—	4,000	—	$7.61	1/13/2016
	—	2,000	—	$11.42	1/13/2016

	Options Awards
			Equity Incentive
			Plan Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying	Option
	Unexercised	Unexercised	Unexercised	Exercise	Option
	Options	Options	Unearned Options	Price	Expiration
Name	(#) Exercisable	(#) Unexercisable	(#)	($)	Date

Anthony J. Metz,	1,000	—	—	$8.31	4/25/2010
Vice President,	800	—	—	$7.75	1/25/2011
Human Resources and LEAN	800	—	—	$8.50	1/31/2012
	1,600	—	—	$12.75	1/31/2007
	800	—	—	$6.21	1/31/2013
	1,600	—	—	$9.32	1/31/2008
	1,333	667	—	$8.72	2/05/2014
	667	333	—	$13.08	2/05/2014
	2,000	4,000	—	$6.39	2/11/2015
	1,000	2,000	—	$9.59	2/11/2015
	—	4,000	—	$7.61	1/13/2016
	—	2,000	—	$11.42	1/13/2016

Thomas. C. Foley,	6,250	—	—	$14.00	6/17/2007
Former Chairman of the Board	6,250	—	—	$21.00	2/01/2008
	6,250	—	—	$12.00	1/26/2009
	6,250	—	—	$9.50	2/01/2010
	3,300	—	—	$7.75	1/25/2011
	6,250	—	—	$8.50	1/31/2012
	12,500	—	—	$12.75	1/31/2007
	6,250	—	—	$6.21	1/31/2013
	12,500	—	—	$9.32	1/31/2008
	4,000	2,000	—	$7.91	4/27/2014
	2,000	1,000	—	$11.86	4/27/2014
	2,000	4,000	—	$6.39	2/11/2015
	1,000	2,000	—	$9.59	2/11/2015
	—	4,000	—	$7.61	1/13/2016
	—	2,000	—	$11.42	1/13/2016

Option Exercises and Stock Vested

No options were exercised by the Chief Executive Officer, Chief Financial Officer or named executive officers in 2006.

Pension Benefits

The Company does not maintain a defined benefit or other pension plan that covers its executive officers.

Nonqualified Deferred Compensation

The Company does not maintain nonqualified deferred compensation programs that cover its executive officers.

Director Compensation

					Change in Pension
	Fees Earned			Non-Equity	Value and Deferred
	or Paid	Stock	Option	Incentive Plan	Compensation	All Other
	in Cash	Awards	Awards	Compensation	Earnings	Compensation		Total
Name	($)	($)	($)	($)	($)	($)		($)

G. John Krediet, Chairman	$40,750	—	$60,320	—	—	—		$101,070
William T. Fejes, Jr.(1)	—	—	—	—	—	—		—
Rick Lazio	$59,000	—	$32,740	—	—	—		$91,740
Frank D. Osborn	$59,000	—	$32,740	—	—	—		$91,740
James R. Swenson	$18,188	—	$32,740	—	—	$75,938	(2)	$126,326
Michael R. Zimmerman	$58,500	—	$35,380	—	—	—		$93,880

(1)	Mr. Fejes does not receive additional compensation for his services as Director.

(2)	Through October 2006, Mr. Swenson received a salary as an employee of the Company in lieu of a fee for serving on the TB Wood’s Board. In October, 2006, Mr. Swenson discontinued his service as an employee of the Company but maintained his seat on the TB Wood’s Board and subsequently was compensated at standard director fee levels.

The Company paid an aggregate of $235,438 of directors’ fees in 2006 to directors who were not employees or officers of the Company. Effective October 2006, the Chairman of the TB Wood’s Board receives an annual fee of $100,000, and all other directors not an employee of the Company receive an annual fee of $75,000. In addition, each outside director receives a meeting attendance fee of $1,000, and independent board directors are paid $3,000 annually for their participation on the Audit and Compensation Committees, with the chairman of each Committee receiving $2,000 of additional compensation. Committee members also receive $500 for attendance at committee meetings. In addition, all members are reimbursed for applicable travel and other expenses incurred in connection with carrying out their duties and responsibilities. Directors who are employees of the Company do not receive additional compensation for serving on the TB Wood’s Board or committees of the TB Wood’s Board.

Outside directors are eligible to receive options to purchase Common Stock awarded under our 2006 Stock-Based Incentive Compensation Plan. The Company typically grants these individuals options to purchase shares of Company Common Stock, a portion of which are exercisable at a per share exercise price equal to the fair market value of our Common Stock on the grant date and a portion of which are exercisable at a premium to the then current price of Company Common Stock. These stock options vest over a three year period following the grant.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the TB Wood’s Board is comprised of Frank D. Osborn (Chairman), G. John Krediet and Michael R. Zimmerman, each of whom is an “independent director” under the applicable rules of the NASD. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis appearing in this Information Statement with management and, based on such review and discussions, the Compensation Committee recommended to the TB Wood’s Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

THE COMPENSATION COMMITTEE

Frank D. Osborn, Chairman
G. John Krediet
Michael R. Zimmerman

REPORT OF THE AUDIT COMMITTEE

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K with management, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls and procedures and the certifications by the Company’s Chief Executive Officer and Chief Financial Officer, which are required by the Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002 for certain of the Company’s filings with the Securities and Exchange Commission.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with GAAP, their judgments as to the quality and the acceptability of the Company’s financial reporting and such other matters as are required to be discussed with the Audit Committee under the standards of the Public Company Accounting Oversight Board (United States.) In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K with the independent auditors. The Audit Committee has also discussed with the independent auditors for the Company the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended.

The Audit Committee has received the written disclosures and the letter required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and has discussed with the independent auditors their independence. The Audit Committee reviews and approves any non-auditing services to be provided by Grant Thornton LLP prior to the firm being retained to perform such services.

We are not employees of the Company and we are not accountants or auditors by profession. Therefore, we have relied, without independent verification, on management’s representation that the financial statements have been prepared with integrity and objectivity and in conformity with GAAP and on the representations of the independent auditors included in their report on the Company’s financial statements. Our oversight does not provide us with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent auditors do not assure that the Company’s financial statements are presented in accordance with GAAP, that the audit of the company’s financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) or that our Company’s independent accountants are in fact “independent.”

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Rick Lazio, Chairman
Frank D. Osborn
Michael R. Zimmerman

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past fiscal year, except as described in this Information Statement, neither the Company nor any of its subsidiaries were involved in any transaction in which any Director or executive officer, or any member of the immediate family of any Director or executive officer, had a material direct or indirect interest reportable under applicable rules of the SEC.

COMPANY STOCK PERFORMANCE

The following graph compares the cumulative total stockholder return on our Common Stock over the past five years with the cumulative total return on shares of companies comprising the Russell 2000 index and a special Peer Group index, assuming reinvestment of dividends.

Comparison of Cumulative Total Returns
Among TB Wood’s, Russell 2000, and Peer Group

No published industry index accurately mirrors our business. Accordingly, we created a special peer group index (“Peer Group”) of companies operating in the power transmission or mechanical manufacturing industries. The Peer Group includes the following: Baldor Electric Company; MagneTek, Inc.; and Regal-Beloit Corporation.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder require directors and certain officers and persons who own more than ten percent of our common stock to file reports of their ownership of our common stock and changes in their ownership with the Securities and Exchange Commission. G. John Krediet has not yet filed a Form 3 or Form 4 representing his acquisition of 6,000 options. Michael R. Zimmerman has not yet filed a Form 3 or Form 4 representing his acquisition of 6,000 options. The Company understands that both Mr. Krediet and Mr. Zimmerman are in the process of filing the requisite forms. To our knowledge, no other director or executive officer failed to file on a timely basis any reports during fiscal 2006.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. The business address of each director and officer is care of Altra Holdings, Inc., 14 Hayward Street, Quincy, MA 02171. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Altra Holdings, Inc.

Any shares of Company Common Stock or other equity securities of the Company owned by Parent’s directors and executive officers and any transaction effected in such shares or equity securities of the Company by such persons during the past sixty (60) days are described below.

None of the directors and officers of Parent listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors of Parent are identified by “DP”. Executive officers of Parent are identified by “EOP”

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Michael L. Hurt DP, EOP	61	Michael L. Hurt, P.E. has been Chief Executive Officer and a director since the formation of Parent in 2004. In November 2006, Mr. Hurt was elected as chairman of the board. During 2004, prior to Parent’s formation, Mr. Hurt provided consulting services to Genstar Capital and was appointed Chairman and Chief Executive Officer of Kilian in October 2004. From January 1991 to November 2003, Mr. Hurt was the President and Chief Executive Officer of TB Wood’s Corporation. Prior to TB Wood’s, Mr. Hurt spent 23 years in a variety of management positions at the Torrington Company, a major manufacturer of bearings and a subsidiary of Ingersoll Rand. Mr. Hurt holds a B.S. degree in Mechanical Engineering from Clemson University and an M.B.A. from Clemson-Furman University.

		Mr. Hurt owns 2,081 shares of Company Common Stock which were acquired in January, 2007, in connection with the cashless exercise of Mr. Hurt’s stock options, with a strike price of $12.75 per share, that were about to expire.

Carl R. Christenson EOP	47	Carl R. Christenson has been President and Chief Operating Officer since January 2005. From 2001 to 2005, Mr. Christenson was the President of Kaydon Bearings, a manufacturer of custom-engineered bearings and a division of Kaydon Corporation. Prior to joining Kaydon, Mr. Christenson held a number of management positions at TB Wood’s Corporation and several positions at the Torrington Company. Mr. Christenson holds a M.S. and B.S. degree in Mechanical Engineering from the University of Massachusetts and a M.B.A. from Rensselaer Polytechnic.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

David A. Wall EOP	48	David A. Wall has been Chief Financial Officer since January 2005. From 2000 to 2004, Mr. Wall was the Chief Financial Officer of Berman Industries, a manufacturer and distributor of portable lighting products. From 1994 to 2000, Mr. Wall was the Chief Financial Officer of DoALL Company, a manufacturer and distributor of machine tools and industrial supplies. Mr. Wall is a Certified Public Accountant and holds a B.S. degree in Accounting from the University of Illinois and a M.B.A. in Finance from the University of Chicago.

Gerald Ferris EOP	57	Gerald Ferris has been Altra Industrial Motion, Inc.’s (Altra Holdings’ wholly owned subsidiary) Vice President of Global Sales since November 2004 and held the same position with Power Transmission Holdings, LLC, it predecessor, since March 2002. He is responsible for the worldwide sales of our broad product platform. Mr. Ferris joined our Predecessor in 1978 and since joining has held various positions. He became the Vice President of Sales for Boston Gear in 1991. Mr. Ferris holds a B.A. degree in Political Science from Stonehill College.

Timothy McGowan EOP	49	Timothy McGowan has been Altra Industrial Motion, Inc.’s Vice President of Human Resources since November 2004 and held the same position with its predecessor since June 2003. Prior to joining Altra, from 1994 to 1998 and again from 1999 to 2003 Mr. McGowan was Vice President, Human Resources for Bird Machine, part of Baker Hughes, Inc., an oil equipment manufacturing company. Before his tenure with Bird Machine, Mr. McGowan spent many years with Raytheon in various Human Resources positions. Mr. McGowan holds a B.A. degree in English from St. Francis College in Maine.

Edward L. Novotny EOP	54	Edward L. Novotny has been Altra Industrial Motion, Inc.’s Vice President and General Manager of Boston Gear, Overrunning Clutch, Huco since November 2004 and held the same position with its predecessor since May 2001. Prior to joining Altra’s predecessor in 1999, Mr. Novotny served in a plant management role and then as the Director of Manufacturing for Stabilus Corporation, an automotive supplier, since October 1990. Prior to Stabilus, Mr. Novotny held various plant management and production control positions with Masco Industries and Rockwell International. Mr. Novotny holds a B.S. degree in Business Administration from Youngstown State University.

Craig Schuele EOP	43	Craig Schuele has been Altra Industrial Motion, Inc.’s Vice President of Marketing and Business Development since November 2004 and held the same position with its predecessor since July 2004. Prior to his current position, Mr. Schuele has been Vice President of Marketing since March 2002, and previous to that he was a Director of Marketing. Mr. Schuele joined Altra’s predecessor in 1986 and holds a B.S. degree in management from Rhode Island College.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Jean-Pierre L. Conte DP	43	Jean-Pierre L. Conte was elected as a director in November 2004. Mr. Conte also served as chairman of the board from November 2004 until November 2006. Mr. Conte is currently Chairman and Managing Director of Genstar Capital. Mr. Conte joined Genstar Capital in 1995. Prior to leading Genstar Capital, Mr. Conte was a principal for six years at the NTC Group, Inc., a private equity investment firm. He began his career at Chase Manhattan in 1985. He has served as a director and chairman of the board of PRA International, Inc. since 2000. Mr. Conte has also served as a director of Propex Fabrics, Inc. since December 2004 and as a director of Panolam Industries International, Inc. since September 2005. Mr. Conte holds a B.A. from Colgate University and an M.B.A. from Harvard University.

		Mr. Conte owns 9,236 shares of Company Common Stock.

Frank E. Bauchiero DP	71	Frank E. Bauchiero was elected as a director in November 2004. Mr. Bauchiero serves on the Strategic Advisory Committee of Genstar Capital. Prior to joining Genstar Capital, from 1997 to 1999 Mr. Bauchiero was President and Chief Operating Officer of Walbro Corporation, a manufacturer of fuel storage and delivery systems for the automotive industry, and from 1987 to 1997 was President of Dana Corporation’s North American Industrial Operations.

Darren J. Gold DP	36	Darren J. Gold was elected as a directors in November 2004. Mr. Gold is currently a Principal of Genstar Capital. Mr. Gold joined Genstar Capital in 2000. Prior to joining Genstar Capital, Mr. Gold was an engagement manager with McKinsey & Company. He has served as a director at INSTALLS inc., LLC since 2002 and Panolam Industries International, Inc. since 2005. Mr. Gold holds a B.A. in Political Science and History from the University of California, Los Angeles and a J.D. from the University of Michigan.

Larry McPherson DP	61	Larry McPherson was elected as a directors in January 2005. Prior to joining the board, Mr. McPherson was a Director of NSK Ltd. from 1997 until his retirement in 2003 and served as Chairman and CEO of NSK Europe from January 2002 to December 2003. In total he was employed by NSK Ltd. for 21 years and was Chairman and CEO of NSK Americas for the six years prior to his European assignment. Mr. McPherson continues to serve as an advisor to the board of directors of NSK Ltd. as well as a board member of McNaughton and Gunn, Inc. and of a privately owned printing company. Mr. McPherson earned his MBA from Georgia State and his undergraduate degree in Electrical Engineering from Clemson University.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Richard D. Paterson DP	63	Richard D. Paterson was elected as a directors in November 2004. Since 1987, Mr. Paterson has been a Managing Director at Genstar Capital. Prior to joining Genstar Capital, Mr. Paterson was a Senior Vice President and Chief Financial Officer of Genstar Corporation, a New York Stock Exchange listed company. He has served as a director of North American Energy Partners Inc. since 2005, Propex Fabrics, Inc. since 2004, American Pacific Enterprises, LLC since 2004, Woods Equipment Company since 2004 and INSTALLS inc, LLC since 2004. Mr. Paterson is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is care of Altra Holdings, Inc., 14 Hayward Street, Quincy, MA 02171. None of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors of Purchaser are identified by “DP”. Executive officers of Purchaser are identified by “EOP”

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Michael L. Hurt DP, EOP	61	Michael L. Hurt has been President, Chief Executive Officer and a director since the company’s formation in February 2007. Please see the description above under ‘Directors and Executive Officers of Parent’ for Mr. Hurt’s current principal occupation, five-year employment history and a description of Mr. Hurt’s ownership of Company Common Stock.

David A. Wall EOP	48	David A. Wall has been Chief Financial Officer, Treasurer and Secretary since the company’s formation in February 2007. Please see the description above under ‘Directors and Executive Officers of Parent’ for Mr. Wall’s current principal occupation and for a five-year employment history.

Jean-Pierre L. Conte DP	43	Jean-Pierre L. Conte has been a director of the company since February 2007. Please see the description above under ‘Directors and Executive Officers of Parent’ for Mr. Conte’s current principal occupation, a five-year employment history and a description of Mr. Conte’s ownership of Company Common Stock.

Darren J. Gold DP	36	Darren J. Gold has been a director of the company since February 2007. Please see the description above under ‘Directors and Executive Officers of Parent’ for Mr. Gold’s current principal occupation and for a five-year employment history.

ANNEX II

ERIK M. JENSEN
Managing Director

Sagent Advisors Inc.
299 Park Avenue, 24th Floor
New York, New York 10171
Tel (212) 904-9411
Fax (212) 904-9301
Cell (917) 693-5280
February 17, 2007

PRIVATE AND CONFIDENTIAL

Board of Directors
TB Wood’s Corporation
440 North Fifth Avenue
Chambersburg, PA 17201

Dear Members of the Board:

You have requested our opinion as to the fairness from a financial point of view to the stockholders of TB Wood’s Corporation (the “Company”) of the consideration to be received pursuant to the terms of the Agreement and Plan of Merger, dated as of February 17, 2007 (the “Agreement”), by and among Altra Industrial Motion, Inc. (“Altra”), Forest Acquisition Corporation (“Merger Sub”), a wholly owned subsidiary of Altra, and the Company.

Pursuant to the Agreement, Merger Sub will commence a tender offer (the “Tender Offer”) for any and all outstanding shares of common stock, par value $0.01 per share (“Company Common Stock”) of the Company at a price of $24.80 per share in cash. The Tender Offer is to be followed by the merger (the “Merger”, and together with the Tender Offer, the “Transactions”) of Merger Sub with and into the Company, in which the shares of all holders of Company Common Stock who did not tender will be converted into the right to receive $24.80 per share in cash.

In arriving at our opinion, we have reviewed the Agreement and the exhibits and annex thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with management regarding the business, operations and future prospectus of the Company. Included in the information provided during discussions with management were certain financial projections prepared by the management of the Company for the period beginning January 1, 2007 and ending December 31, 2011. In addition, we have compared certain financial and securities data of the Company with those of various other companies whose securities are traded in public markets, reviewed the historical stock prices of Company Common Stock, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us and have assumed that the Company is not aware of any information prepared by it or its advisors that might be material to our opinion that has not been made available to us. With respect to the financial projections supplied to us, we have relied upon representations that they have been

II-1

reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation or appraisal of any assets or liabilities of the Company, contingent or otherwise, or for making any independent verification of any of the information reviewed by us. We have assumed that the Transactions will be consummated in a timely manner and in accordance with the terms of the Agreement, without any limitations, restrictions, conditions, amendments, waivers or modifications, regulatory or otherwise, that collectively would have a material effect on the consideration to be received.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Transactions as compared to any other business strategies that may be available to the Company, nor does it address the underlying business decision of the Board to proceed with the Transactions. Our opinion does not constitute a recommendation to the Board, or to any stockholder, as to how to vote on the proposed Merger or to any stockholder as to whether to tender into the Tender Offer.

Sagent Advisors Inc. (“Sagent”), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions and valuations for corporate and other purposes. Sagent has acted as a financial advisor to the Company in connection with the Transactions and will receive a fee for such services, a substantial portion of which is contingent on the consummation of the Tender Offer. In addition, the Company has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising from our engagement.

Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that as of the date hereof, the consideration to be received by the holders of Company Common Stock pursuant to the Agreement is fair to such stockholders from a financial point of view.

Very truly yours,

SAGENT ADVISORS INC.

By:	Name: Erik M. Jensen Title: Managing Director

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